Exhibit 99.3

NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the special meeting (the “Meeting”) of the holders of common shares (“Shareholders”) of F3 Uranium Corp. (the “Corporation”) will be held at 750 – 1620 Dickson Avenue, Kelowna, British Columbia, V1Y 9Y2, on Thursday August 8, 2024, at 10:00 a.m. (Vancouver time):

At the Meeting, Shareholders will be asked to consider the following matters:

1.	To consider and, if deemed appropriate, to pass, with or without variation, a special resolution of the Shareholders (the “Arrangement Resolution”), the full text of which is attached as Schedule “A” to the Circular for a statutory arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) which involves, among other things, the distribution of common shares of F4 Uranium Corp. (“F4”) to shareholders of the Corporation on the basis of one-tenth of a F4 common share for each common share of the Corporation held on the effective date of the Arrangement. The warrants, options and restricted share units of the Corporation will also be adjusted pursuant to the Arrangement as described in more detail in the enclosed management information circular (the “Circular”).

2.	Subject to the approval of the Arrangement Resolution, to consider and, if thought fit, approve, with or without amendment, an ordinary resolution to approve a stock option plan for F4, as more fully described in the Circular.

3.	Subject to the approval of the Arrangement Resolution, to consider and, if thought fit, approve, with or without amendment, an ordinary resolution of disinterested shareholders to approve an equity incentive plan for F4, as more fully described in the Circular.

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of these matters to be put before the Meeting are set forth in the Circular accompanying this notice. Copies of the Arrangement Resolution, the plan of arrangement, the interim order and notice of hearing of petition for the application for the final order in respect of the Arrangement are attached to the Circular as Schedules “A”, “D”, “E” and “F”, respectively. The board of directors of the Corporation have approved the contents of the Circular and the distribution of the Circular to Shareholders. All Shareholders are reminded to review the Circular before voting.

You have the right to vote if you were a Shareholder of the Corporation at the close of business on July 2, 2024, the record date set by the board of directors of the Corporation for determining the Shareholders entitled to receive notice of and vote at the Meeting or any adjournment(s) or postponement(s) thereof.

Registered Shareholders as of the record date of the Meeting have a right of dissent in respect of the proposed arrangement and to be paid the fair value of their common shares held in the Corporation if they strictly comply with the procedures set forth in section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order. The dissent rights are described in the accompanying Circular under the heading “Dissent Rights” and the provisions of section 190 of the CBCA, the Plan of Arrangement, and the Interim Order are attached to the Circular as Schedule “G”, Exhibit “I” to Schedule “D” and Schedule “E”, respectively. Failure to strictly comply with the required procedures may result in the loss of any right of dissent.

If you are unable to attend the Meeting, you are encouraged to vote your proxy by mail, internet or telephone. You will need the control number contained in the accompanying form of proxy in order to vote. Further information on how to vote can be found on pages 23-26 in the Circular. To be valid, your proxy must be received by the Corporation’s transfer agent, Computershare Trust Company of Canada no later than 10:00 a.m. (Vancouver time) on Tuesday August 6, 2024, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any postponement or adjournment thereof is held.

Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

If you have any questions relating to the Meeting, please contact the Corporation at 778-484-8030.

DATED at Kelowna, British Columbia this 28th day of June, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ “Dev Randhawa”

Chairman & Chief Executive Officer